Filed by Soaring Eagle Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Ginkgo Bioworks, Inc.

Commission File No.: 001-40097

What’s Happening?!

TL;DR: Ginkgo is going public by way of a SPAC (see below) and expects to be funded with about $2.5 billion of new capital at a $15 billion pre-money valuation.

•	What is a SPAC?

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A SPAC (Special Purpose Acquisition Company) is a public company that has no real operations and is formed specifically for the purpose of raising money through an IPO in order to seek and complete a combination with another company. Once it raises the money, it holds that cash separately and begins seeking a target. When the SPAC combines with a target company, that brings the target company public, and the SPAC name and ticker symbol usually changes to the target company’s (Ginkgo’s in this case).

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We’re announcing the merger agreement with our SPAC partner Soaring Eagle Acquisition Corp (“Soaring Eagle”) today, but it will take some time before the transaction is final (or “closed”) and Ginkgo is officially public.

•	Who is Soaring Eagle?

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Soaring Eagle is a SPAC run by Harry Sloan, Jeff Sagansky and Eli Baker. Harry and Jeff had long careers in Hollywood before focusing on investing. They have been doing SPACs for nearly a decade, and have a great reputation as investors. They recently brought DraftKings and Skillz public, and many investors had speculated that their current SPAC would also be targeting a technology or media company. In this transaction, they partnered with Arie Belldegrun, the founder of Kite Pharma and Allogene, as a new investor and co-sponsor of the business combination.

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We really like that the Soaring Eagle team brings expertise from the tech/media world because our business model actually looks a lot more like business models that are familiar in those sectors (e.g. usage fees for compute, “app store” fees, recurring revenues, network effects, etc.). And when they partnered with Arie, bringing that real biotech / pharma expertise, it was a terrific match given the growth opportunities we see for Ginkgo in pharma!

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We have also benefited from their expertise in execution to make this a smooth process and allow us to quickly get back to the real work of building a great company. We’ve really enjoyed getting to know them well over the past several months and are excited to be partnering with them.

•	What does this SPAC process mean for Ginkgo?

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Soaring Eagle, a SPAC with $1.725 billion of cash in trust, is acquiring Ginkgo. As part of the transaction, we have also raised $775M in another financial transaction called a PIPE (Private Investment in Public Equity), by which investors commit to fund additional capital into the combined business when the merger occurs.

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Now that we have signed the merger agreement, our SPAC partner Soaring Eagle will soon be filing a Form S-4 with the Securities and Exchange Commission (“SEC”), which will include information about our business, our financials and our risks. Once Soaring Eagle files this, it will be publicly available for all to see on Ginkgo’s new investor website and the SEC’s website.

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Once filed, we will be responding to questions and comments from the SEC about the content of the Form S-4. Once the SEC is satisfied with the content, our SPAC partner Soaring Eagle will distribute the document to its shareholders and conduct a shareholder meeting and vote to approve the transaction. This approval is required in order for our transaction to close and the merger to occur. We would expect this process to take a few months.

•	As a SPAC, Soaring Eagle offers its shareholders the opportunity to redeem their shares for cash in the trust.

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Soon after the transaction closes, Ginkgo will be a publicly traded company on the New York Stock Exchange, and we will continue to make other filings with the SEC in line with public company requirements. The cash in trust plus the money in the PIPE, about $2.5 billion in total, is expected to be on our balance sheet to help us continue our mission of making biology easier to engineer.

•	Why are we doing this?

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We want to continue to make biology easier to engineer! To do that, we need to continue to invest in our platform (our Foundry, Codebase, team, and broader ecosystem). Going public allows us to access capital from a much broader set of investors, which we believe will allow us to access capital more efficiently.

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Because our equity will now be liquid (read: can be bought and sold more easily) and has a more obvious “fair market value” every day based on where it is trading in the stock market, it allows us to use our equity more easily as “currency.” That may make it easier for us to use our stock (rather than our cash) to do things like make acquisitions and it also makes our employee equity grants more liquid / accessible for employees.

•	What does this mean for Ginkgo?

•	This is a great milestone, and the resources we will have as a public company will help us work towards achieving our mission.

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But besides those who are involved directly in the details of the transaction and ongoing public reporting, not much of our day to day technical operations should change! We should strive to remain the ambitious, whimsical, and open team committed to keeping biology weird and caring how our platform is used, with a mission to make biology easier to engineer. That said, how Ginkgo communicates with people outside of the organization will change, and that may mean that internally, we have to routinize some reporting, to make sure that we provide our public shareholders with accurate and readily digestible information.

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In addition, over the next few months until the merger closes, we should be aware that company-wide communications about the transaction or other information about Ginkgo that would be material to the shareholders of Soaring Eagle in approving the merger may have to be filed publicly with the SEC. This includes company-wide communications, like Town Hall meetings. In fact, if we record these meetings, we may even have to file a transcript of the meeting with the SEC. If we make a Town Hall slide deck available company wide, we may have to file it with the SEC.

•	Why didn’t you tell us earlier?

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Our SPAC partner is a public company, and validating any rumors about the transaction could have put the deal at risk. Because of the heightened sensitivity around this transaction and the risks to you and others from any potential trading of Soaring Eagle stock, we were not able to share details of what was happening before we had signed the transaction outside of the group that was working directly on the transaction, as those details or even validating rumors could be construed as material nonpublic information of Soaring Eagle.

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Between now and the closing of the merger, we’ll be under similarly high scrutiny and have to be careful about disclosures internally in the immediate term until the deal is closed. In addition, any information that is material to the shareholder approval of the merger by Soaring Eagle shareholders will have to be publicly disclosed. This includes written communications by management on Slack, company-wide meetings or other interviews, panels or public disclosures. If you are scheduled to speak on a panel, give an interview, publish an editorial, etc., please reach out in advance to @christina.

•	How will this change our governance and/or ownership structure?

•	New shareholders from the SPAC and the PIPE are expected to own about 15% of the company once the transaction closes.

•	We will be adding two new board members as part of this transaction:

•	Harry Sloan—the CEO of Soaring Eagle Acquisition Corp. who was previously the Chairman and CEO of Metro-Goldwyn-Mayer (MGM)

•	Arie Belldegrun—the Chairman of Bellco Capital, the founder and CEO of Kite Pharma until its acquisition, and the co-founder and executive chairman of Allogene Therapeutics

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But we also know that you, the folks building our platform, care deeply about how that platform is used and the impact our company will have in the world. We want to make sure our employees have a strong voice and are empowered to make the right decisions for long-term value creation for Ginkgo. One thing we’re doing to support this is implementing a multi-class stock structure that permits all employees (current and future), not just founders, to hold “high-vote” (ten votes per share) common stock. We hope that this structure will help maintain our long-term mentality and encourage long-term equity ownership by our employees.

•	What does it mean for *me*?

•	What are my shares worth?

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We have negotiated a transaction at a pre-money valuation of $15 billion. This compares to a post-money valuation from the last round of about $4.5 billion. While there is a lot of really complicated accounting and some fees, a good approximation is that the share price of your Ginkgo shares should increase by about the same multiplier. The deal is struck assuming the stock price (of Soaring Eagle, the company Ginkgo is merging with) is $10 per share.

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When we actually complete the transaction, your shares will be converted into Soaring Eagle shares. The deal was negotiated assuming Soaring Eagle’s stock price was $10 / share. So if you have shares worth $1,000 assuming a $15 billion valuation, you would get 100 shares of “New Ginkgo” equity ($1,000 ÷ 10) in exchange for your “Old Ginkgo” shares. So even though the “stock price” will be different than what you’re used to with your private Ginkgo shares, the number of shares you own will also change to make sure you get the right value. Note that as a public company, the stock price will also move just about every business day so the shares you get when we close may be worth more or less than they were when we signed the deal at $15 billion.

•	What can I do with my shares?

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Nothing yet! First, we need to actually close the merger (which will take a few months while the SEC reviews it). Then, after the merger is completed we expect to register our employee equity with the SEC. Once employee equity is registered, we expect that 10% of your service vested equity will become tradable (i.e., you will be able to sell those shares if you want to, as long as you’re following the right legal process). The rest of your shares (90% of them) will be subject to a 1 year lock-up. The Founders and our SPAC partner Soaring Eagle have a full 1 year lock-up. Existing Ginkgo investors will have a 6 month lock-up. We will follow-up with more specifics about this process between now and the closing of the merger.

•	Will I have liquidity to pay taxes related to my RSUs?

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We will follow-up with more specifics about this process between now and the closing of the merger. We are working to ensure that you can sell your shares to cover taxes resulting from your RSUs. But you should also talk to your own tax advisor (we’re just humble biologists!).

•	How should I think about the stock price for $SRNG?

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Now that the merger has been announced, $SRNG will reflect how public investors think about Ginkgo (i.e. it is trading as a “proxy” for Ginkgo). So if the stock price goes up, assuming the merger closes, Ginkgo (and therefore your equity) would be worth more on paper and if the stock price goes down, Ginkgo (and your equity) would be worth less on paper. (Note that if the merger doesn’t close, you would still hold Ginkgo RSUs consistent with what is reflected in Carta.)

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We should also remember that this paper valuation comes from the best guesses of investors about the long term value of the company, and will fluctuate over time. As workers and owners, we should keep in mind the long term value of the company and not let those fluctuations affect our morale and operations. A decreasing stock price does not necessarily mean we are wrong or bad; a rising stock price does not necessarily mean we are geniuses who can do no wrong.

•	Can I buy Soaring Eagle shares right now?

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NO. For the time being, please do not buy or sell any Soaring Eagle (Nasdaq:SRNG) shares or derivative instruments. We will follow up with more details in the coming weeks to provide more clarity on this topic.

•	What can and can’t I say?

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We will remain committed to transparency internally and externally as a public company. Regulations around public companies require significant transparency especially around financial reporting, and require that this information is shared fairly with all investors, to prevent someone with insider information from trading the stock before others. This means that sometimes, as someone internal to the company you will have material information relevant to our stock price that is not yet public (i.e., deals being signed, or milestone successes or failures that have not been announced publicly). This means that there will be restrictions on when you can sell your shares, and that you should be careful to keep this information confidential before it is announced so that others also cannot trade on your insider information.

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Information about our insider trading policies can be found in the Legal section of Confluence and we will be updating them to be more in line with public company requirements in the coming months; in addition, we will have training associated with this new version of our policy in the coming weeks and months!

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DO: Feel free to share the news on social media and continue to be a good ambassador for Ginkgo! However, if you are asked any questions about the business combination, please respond that you cannot comment on the potential merger with Soaring Eagle or Ginkgo at this time. If you’re reached out to by a reporter or have any questions about communication, please reach out to @christina!

•	DO NOT: make any public communications directed to influencing any Soaring Eagle shareholder to approve the transaction or otherwise try to “pump up” the stock.

•	What if I have more questions???

•	Jason and Anna Marie will both host coffee hours—stop by and ask anything!

•	For legal questions: Karen

•	Also, stay tuned—we will be rolling out a series of trainings in the very near future! :excited:

•	For valuation and investor / market questions: Anna Marie

•	For historical financial questions: Aaron

•	For communications questions: Christina

•	Officevibe is also a great place to give anonymous feedback or questions for the founders!

Do’s and Don’ts

•	DO keep making biology easier to engineer!

•	DO keep being great ambassadors for Ginkgo!

•	DO share any media requests with Christina!

•	DON’T do insider trading (also, don’t trade $SRNG stock)! If in doubt, always talk to Karen or Allison first.

•	DON’T share confidential information publicly or do anything that could be viewed as “pitching” Ginkgo (or the SRNG stock)

ADDITIONAL LEGAL INFORMATION

Forward-Looking Statements Legend

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Ginkgo Bioworks, Inc. (“Ginkgo Bioworks”) and Soaring Eagle Acquisition Corp. (“SRNG”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Ginkgo Bioworks and the markets in which it operates, and Ginkgo Bioworks’ projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of SRNG’s securities, (ii) the risk that the transaction may not be completed by SRNG’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SRNG, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of SRNG and Ginkgo Bioworks, the satisfaction of the minimum trust account amount following redemptions by SRNG’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on Ginkgo Bioworks’ business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of Ginkgo Bioworks and potential difficulties in Ginkgo Bioworks employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Ginkgo Bioworks or against SRNG related to the agreement and plan of merger or the proposed transaction, (ix) the ability to maintain the listing of SRNG’s securities on Nasdaq, (x) volatility in the price of SRNG’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Ginkgo Bioworks plans to operate, variations in performance across competitors, changes in laws and regulations affecting Ginkgo Bioworks’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns in demand for products using synthetic biology. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SRNG’s proxy statement/prospectus relating to the Business Combination, and in SRNG’s other filings with the Securities and Exchange Commission (the “SEC”). SRNG and Ginkgo Bioworks caution that the foregoing list of factors is not exclusive. SRNG and Ginkgo Bioworks caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither SRNG nor Ginkgo Bioworks undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional Information and Where to Find It

This document relates to a proposed transaction between Ginkgo Bioworks and SRNG. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. SRNG intends to file a registration statement on Form S-4 that will include a proxy statement of SRNG and a prospectus of SRNG. The proxy statement/prospectus will be sent to all SRNG and Ginkgo Bioworks stockholders. SRNG also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SRNG and Ginkgo Bioworks are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SRNG through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SRNG may be obtained free of charge by written request to SRNG at 955 Fifth Avenue, New York, NY, 10075, Attention: Eli Baker, Chief Financial Officer.

Participants in Solicitation

SRNG’s and Ginkgo Bioworks and their respective directors and officers may be deemed to be participants in the solicitation of proxies from SRNG’s stockholders in connection with the proposed transaction. Information about SRNG’s directors and executive officers and their ownership of SRNG’s securities is set forth in SRNG’s filings with the SEC. To the extent that holdings of SRNG’s securities have changed since the amounts printed in SRNG’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.